FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                          For the month of March, 2004

                         Commission File Number: 1-21756


                           CHC Helicopter Corporation
                 (Translation of registrant's name into English)


                                  Hangar No. 1
                               St. John's Airport
                          P.O. Box 5188, St. John's, NL
                                     Canada
                                     A1C 5V5
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F   X   Form 40-F
                                                 -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes       No   X
   -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT


     On February 13, 2004, CHC Helicopter Corporation filed on SEDAR and with the Toronto Stock Exchange a Material Change Report under Section 75 of the Securities Act (Ontario), Section 85 of the Securities Act (British Columbia),
Section 146 of the Securities Act (Alberta), Section 84 of The Securities Act, 1988 (Saskatchewan), Section 81 of the Securities Act (Nova Scotia), and Section 76 of The Securities Act, 1990 (Newfoundland) announcing that its European operating division has been awarded expanded multi-year contract renewals by Statoil ASA and Norsk Hydro for the provision of heavy helicopter equipment in the Norwegian North Sea.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CHC HELICOPTER CORPORATION



Dated: March 2, 2004          By: /s/ Derrick Sturge
                                 ---------------------------------------------
                                    Name:   Derrick Sturge
                                    Title:  Vice-President and Officer

                          Material Change Report Under
                   Section 75 of the Securities Act (Ontario)
               Section 85 of the Securities Act (British Columbia)
                   Section 146 of the Securities Act (Alberta)
              Section 84 of The Securities Act, 1988 (Saskatchewan)
                 Section 81 of the Securities Act (Nova Scotia)
              Section 76 of The Securities Act, 1990 (Newfoundland)


ITEM 1.               REPORTING ISSUER
                      ----------------

                      The full name of the reporting issuer is CHC Helicopter Corporation ("CHC"), the principal office of which is located at Hangar #1, St. John's Airport, P.O. Box 5188, St. John's, Newfoundland A1C 5V5.

ITEM 2.               DATE OF MATERIAL CHANGE
                      -----------------------

                      February 13, 2004.

ITEM 3.               PRESS RELEASE
                      -------------

                      The press release was issued on February 13, 2004 at St. John's, Newfoundland. A copy of the press release is attached hereto as Schedule "A".

ITEM 4.               SUMMARY OF MATERIAL CHANGE
                      --------------------------

                      On February 13, 2004, CHC announced that its European operating division has been awarded expanded multi-year contract renewals by Statoil ASA ("Statoil") and Norsk Hydro ("Hydro") for the provision of heavy helicopter transportation services in the Norwegian North Sea.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE
                      -----------------------------------

                      On February 13, 2004, CHC announced that its European operating division has been awarded expanded multi-year contract renewals by Statoil and Hydro for the provision of heavy helicopter transportation services in the Norwegian North Sea.

                      CHC will operate aircraft for Statoil from CHC's bases in Norway as follows:

                        (a) Kristiansund: Up to two Super Puma MK2 aircraft, plus one Super Puma MK1 and one new Sikorsky S-92. The contract, commencing July 2004, is for a period of five years, plus one three-year and one two-year option, for a total potential of 10 years;

                        (b) Floro: One Super Puma MK2 aircraft. The contract, commencing June 2004, is for a period of three years, plus two one-year options, for a total potential of five years; and

                        (c) Bergen: Up to two Super Puma MK2 aircraft. The contract, commencing January 2005, is for a period of three years, plus two one-year options, for a total potential of five years.

                      One dedicated Super Puma will also be shared among the three CHC bases.

                      CHC will operate for Hydro from Bergen two new Sikorsky S-92s, plus part-time use of a Super Puma MK2 from CHC's pool of aircraft. The contract, commencing January 2005, is for a period of seven years, plus four one-year options, for a total potential of 11 years.

                      Total anticipated revenue accruable to CHC over the fixed and option terms of the contracts is approximately CDN $720 million. Combined annual revenue from the contracts is estimated to be approximately CDN $86 million.

ITEM 6.               CONFIDENTIAL REPORT
                      -------------------

                      Not Applicable.

ITEM 7.               OMITTED INFORMATION
                      -------------------

                      Not Applicable.

ITEM 8.               SENIOR OFFICER
                      --------------

                      Derrick F. Sturge, Vice-President, Finance and Corporate Secretary of CHC, is the officer knowledgeable about the details of the material change.

ITEM 9.               STATEMENT OF SENIOR OFFICER
                      ---------------------------

                      The foregoing accurately discloses the material change referred to herein.

THIS REPORT IS EXECUTED AT ST. JOHN'S, NEWFOUNDLAND THIS 20th DAY OF FEBRUARY, 2004.





                                CHC HELICOPTER CORPORATION


                                Per:  "Derrick F. Sturge"
                                      -------------------------------------
                                      Name:    Derrick F. Sturge
                                      Title:   Vice President, Finance and
                                               Corporate Secretary

                                   SCHEDULE A
                                   ----------

CHC awarded North Sea contracts worth $720 million

Friday, February 13, 2004, St. John's, NL, Canada: CHC Helicopter Corporation ("CHC") (TSX:FLY.A and FLY.B; NYSE:FLI) announced today that its European operating division has been awarded expanded multi-year contract renewals by Statoil ASA ("Statoil") and Norsk Hydro ("Hydro") for the provision of heavy helicopter transportation services in the Norwegian North Sea.

The contracts include the provision of one dedicated new Sikorsky S-92 helicopter and up to four dedicated plus one backup advanced Super Puma MK2 helicopters, plus one dedicated Super Puma MK1to Statoil from three bases in Norway; and the provision of two new dedicated Sikorsky S-92s, and backup, plus flight hours, from CHC's pool of Super Puma MK2s, to Hydro from CHC's base in Bergen.

Total anticipated revenue accruable to CHC over the fixed and option terms of the contracts is approximately CDN $720 million. Combined annual revenue from the two contracts is estimated to be approximately CDN$86 million.

CHC Chairman and Chief Executive Officer Craig Dobbin said: "These two contracts represent the world's largest helicopter services award, and reaffirm CHC's commitment to the European offshore sector. The renewed commitment by Statoil and Hydro well into the next decade is a vote of confidence for CHC's excellent safety and quality programs, fleet renewal, and our employees' commitment to customer service. CHC is pleased to continue its longstanding partnerships with two of the world's largest offshore oil companies, and will continue to provide the safest, most reliable, cost-effective helicopter service in the world."

CHC President Sylvain Allard said: "With the introduction of the S-92 and continued operation of the Super Puma MK2, CHC offers its customers the safest, most advanced helicopter technology available, and the most flexible fleet options in the world. We are pleased to introduce the high-performance, versatile S-92 to our fleet and look forward to years of safe, economical performance from this advanced next-generation helicopter."

CHC Managing Director, European Operations, Neil Calvert said: "These new contracts represent a major commitment by Statoil and Hydro to enhance safety, efficiency and flexibility by utilizing both the MK2 and S-92. CHC will operate aircraft for Statoil from CHC's bases in Norway as follows:

                     Kristiansund: Up to two Super Puma MK2 aircraft, plus one Super Puma MK1 and one new Sikorsky S-92. The contract, commencing July, 2004, is for a period of five years, plus one three-year and one two-year option, for a total potential of 10 years.

                     Floro: One Super Puma MK2 aircraft. The contract, commencing June, 2004, is for a period of three years, plus two one-year options, for a total potential of 5 years.

                     Bergen: Up to two Super Puma MK2 aircraft. The contract, commencing January, 2005, is for a period of three years, plus two one-year options, for a total potential of 5 years. In addition, one dedicated Super Puma will be shared among the three bases.

CHC will operate for Hydro as follows:

                     Bergen: Two new Sikorsky S-92s, plus part-time use of a Super Puma MK2 from CHC's pool of aircraft. The contract, commencing January, 2005, is for a period of seven years, plus four one-year options, for a total potential of 11 years.

CHC Helicopter Corporation is the world's largest provider of heavy and medium helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide, including the pending acquisition of Schreiner Aviation Group.


                  For further information, please contact:


                  Derrick Sturge,                    Chris Flanagan,
                  Vice-President, Finance            Director of Communications
                  & Corporate Secretary              CHC Helicopter Corporation
                  CHC Helicopter Corporation         709-570-0749/685-1537
                  709-570-0713


If you wish to be added to, or removed from, the Company's distribution list, please e-mail communications@stjohns.chc.ca.
              -----------------------------


This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

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